June 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Mitchell Austin, Staff Attorney

  Jan Woo

  Joseph Cascarano

  Robert Littlepage

Re:	Marqeta, Inc.

Registration Statement on Form S-1

File No. 333-256154

Acceleration Request

Requested Date:                 June 8, 2021

Requested Time:                 4:00 PM, Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters, hereby join Marqeta, Inc. (the “Company”) in requesting that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-256154) (the “Registration Statement”) to become effective on June 8, 2021, at 4:00 PM, Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

Pursuant to Rule 460 under the Act, please be advised that the underwriters have distributed approximately 3,866 copies of the Preliminary Prospectus dated June 1, 2021, through the date hereof, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours, GOLDMAN SACHS & CO. LLC J.P. MORGAN SECURITIES LLC

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

GOLDMAN SACHS & CO. LLC

By:	/s/ William Connolly III
Name: William Connolly III
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Bianca Buck
Name: Bianca Buck
Title: Vice President

cc:

Jason Gardner

Seth R. Weissman

Marqeta, Inc.

Caine Moss

Mitzi Chang

Bradley C. Weber

Goodwin Procter LLP

Steven V. Bernard

Catherine D. Doxsee

Wilson Sonsini Goodrich & Rosati, P.C.

[Signature Page to Underwriter Acceleration Request]